

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

<u>Via E-mail</u>
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re:** **SECURE NetCheckIn Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

1. Please be advised that you are not in compliance with your reporting requirements under Section 15(d) of the Securities Exchange Act of 1934. This Form 10-K is materially deficient and is not considered to be timely filed due to the lack of audited financial statements. Additionally, your Forms 10-Q for all quarterly periods during 2012 are delinquent. Please provide us with an explanation of your delinquency and an estimate of when you believe you will be current in your reporting obligations.

<u>Financial Statements</u>

2. Please amend your filing to present financial statements for the two most recent fiscal years. In doing so, please present a statement of operations and statement of cash flows for the period from inception to December 31, 2010. Refer to Rule 8-02 of Regulation S-X.

3. Please amend your filing to include <u>audited</u> financial statements for all periods presented. Refer to Rule 8-02 of Regulation S-X. In doing so, please include an audit report from your independent public accountants in compliance with Rule 2-02 of Regulation S-X.

Item 9A. Controls and Procedures

4. We note you concluded that you did not maintain effective internal control over financial reporting as of December 31, 2011 based on Internal Control Over Financial Reporting Guidance for Smaller Public Companies issued by COSO. Please revise your disclosure to also include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K.

5. Please disclose whether any change occurred in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(b) of Regulation S-K.

Exhibit 31.1

6. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, please do not include "for the period from January 1, 2011 through December 31, 2011" in paragraph 1 and revise the wording in paragraph 4(d) to precisely match the text of Item 601(b)(31) of Regulation S-K. When you amend this Form 10-K and when you file your Forms 10-Q, please ensure that you use the correct wording in these certifications.

Form 10-Q for the Period Ended June 30, 2011

7. We note that your Form S-1 at the time of effectiveness contained audited financial statements for the period from inception through December 31, 2010 and unaudited financial statements for the subsequent interim period through April 30, 2011. As indicated in Exchange Act Rules 13a-13 and 15d-13, your Form 10-Q for the fiscal quarter ended June 30, 2011 was due 45 days after the effective date of your Form S-1. However, you never filed this Form 10-Q. Please prepare and file this Form 10-Q as soon as practicable, including having your auditors review the interim financial statements as required by Rule 8-03 of Regulation S-X. In your response, tell us when you expect to file this Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief